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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person:
      Mark A. Scharmann, 1661 Lakeview Circle, Ogden, UT 84403

2.   Issuer Name and Ticker or Trading Symbol:
      ImmunoTechnology Corp ("IMNT")

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 8/2001

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): 08/22/2001
3. Transaction Code:    J
4. Securities Acquired (A) or Disposed of (D): Amount: (A) 1,036,789
5. Amount of Securities Beneficially Owned at End of Month: 4,651,684
6. Ownership Form:  Direct (D) or Indirect (I): (D) 4,514,834 (I) 136,850
7. Nature of Indirect Beneficial Ownership: 86,850 shares held by Troika Capital, LLC, an entity controlled by the Reporting Person, and 50,000 shares held in the Reporting Persons IRA.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
7. Title and Amount of Underlying Securities:
8. Price of Derivative Security:
9. Number of Derivative Securities Beneficially Owned at End of Month:
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
11.  Nature of Indirect Beneficial Ownership:


Explanation of Responses: The securities were acquired in settlement of debt owed to the Reporting Person totaling $32,399.67 in principal and interest.

Signature of Reporting Person: /S/Mark A. Scharmann
Date:     9/6/2001